Lijun He
Investor in food and technology

CONTACT



PROFILE

Specialized in startup environments to strategize, plan and grow a business from the very start. Board member and participant of five different major consumer companies in Asia, including HeyTea, one of China's biggest tea café chain with over 700 locations. Active across food and technology with extensive network in the hospitalities and consumer industries.

SKILLS

- ○ FINANCIAL MODELING
- ○ MARKET RESEARCH AND ANALYSIS
- ○ GROWTH AND PRODUCT DEVELOPMENT

EXPERIENCE

VP, Nowaday International Dev, Ltd

2019 - now

Investment group of some of China's biggest brands, including one of the country's biggest economic hotel chains (7 days inn) and renowned tea café, HeyTEA. As vice-president of the investment group, Source and work with inspiring

Investor and advisor, Botrista

2020 - now

Bostrista is a maker of automatic specialized drink machines, with sales and R&D centers both in Taiwan and the US.

Investor and board member, Seattle Gummy Company

2017 - now

Seattle Gummy Company is a manufacturer of functional gummy, for both performance and pharmaceutical purposes.

Associate, Gopher Asset Management at Noah Group

2016 - 2019

Source and diligent on companies for Growth stage company

Team managed over 100 million in assets

EDUCATION

University of South California

2010 - 2015

Environment Engineering, Bachelor of Science

Coding Dojo

2015

Programing and web development boot camp graduate

MIT Extension

2016
Big data analytic and visualization